525 W. Monroe Street Chicago, IL 60661-3693 312.902.5200 tel 312.902.1061 fax....

Ram Padmanabhan rp@kattenlaw.com 312.902.5520 direct 312.577.8733 fax

July 17, 2006

Mr. Perry Hindin
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 6010
100 F Street, N.E.
Washington, D.C. 20549

Re:	Cleveland BioLabs, Inc.
Amendment No. 3 to the Registration Statement on Form SB-2
Filed July 10, 2006
File No. 333-131918

Dear Mr. Hindin:

We are writing on behalf of our client, Cleveland BioLabs, Inc. (the “Company”), in response to the letter of the staff (the “Staff”) of the Division of Corporate Finance of the Securities and Exchange Commission (the “Commission”), dated July 14, 2006 (the “Comment Letter”), with respect to the Company’s Amendment No. 3 to the Registration Statement on Form SB-2, filed with the Commission on July 10, 2006 (the “Registration Statement”). For the convenience of the Staff, the responses are set forth below following the text of the paragraph of the Comment Letter to which each response relates. Enclosed is a copy of Amendment No. 4 to the Registration Statement (“Amendment No. 4”), which was filed via EDGAR on July 14, 2006, and which has been marked to show cumulative changes from the Registration Statement as previously filed.

Selling Stockholders, page 61

1.	Please revise your disclosure to identify the natural persons who beneficially own the shares held by entities identified in your selling stockholder table.

Response: The offering has been modified such that no selling stockholder is offering shares. All shares in the offering are being sold by the Company. The selling stockholder table has therefore been deleted from Amendment No. 4.

Exhibits

2.	Given the final sentence in the penultimate paragraph of Exhibit 5.1, please file an updated opinion on the date you plan to go effective on the registration statement.

Response: A revised opinion has been filed as Exhibit 5.1 to Amendment No. 4 in response to the Staff’s comment.

Very truly yours,

Ram Padmanabhan

cc:	Praveen C. Kartholy (w/o enclosures) Donald C. Hunt (w/o enclosures)